I, Jacob A. Clifton, certify that:

(1) the financial statements of 4Gen Technologies Group Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of 4Gen Technologies Group Inc. is recorded as zero dollars in this Form because the tax return for 4Gen Technologies Group Inc. for the period of November 9, 2017 to December 31, 2017 is not yet due and will not be filed until later in 2018.

_____

Jacob A. Clifton
CEO

3/15/2018

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.